UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-20-3
                         -------------------------------
                                 (CUSIP Number)

         Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
                  Suite 302, Westbury, NY 11590 (516-487-1446)
  ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2005
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Bruce J. Haber
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*
         PF
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                       1,099,746
                       ------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                       ------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             1,099,746
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,099,746
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     BJH Management, LLC
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO (services rendered)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-----------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY             ------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON                            -0-
  WITH                 ------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                       ------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                                    -0-
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    -0-
-----------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
        Excludes an aggregate of 1,099,746 shares beneficially owned by Bruch J. Haber, Michela I. Haber and Jessica L. Haber Trust.
-----------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-----------------------------------------------------------------------------

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Michela I. Haber
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                       1,099,746
                        -----------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                        -----------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             1,099,746
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,099,746
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           //
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Jessica L. Haber Trust
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /X/
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO (Gift)
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------
 NUMBER OF           7       SOLE VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         -------------------------------------------------------
 REPORTING           8       SHARED VOTING POWER
 PERSON
  WITH                       1,099,746
                        -----------------------------------------------------
                     9       SOLE DISPOSITIVE POWER

                        -----------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             1,099,746
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,099,746
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.0%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        00(TRUST)

Item 1.  Security and Issuer

     This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2. Identity and Background

           Bruce J. Haber
          -----------------

                    (a)  Bruce J. Haber

                    (b) c/o BJH Management, LLC, 145 Huguenot Street, Suite 405, New Rochelle, NY 10801

                    (c) Employed by the Issuer as Chief Executive Officer and Chairman of the Board.

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  U.S.A.

           BJH Mangement, LLC
          -------------------

                    (a)  BJH Management, LLC

                    (b)  145 Huguenot Street, Suite 405, New Rochelle, NY 10801

                    (c) Management consulting firm specializing in turn around consulting and private equity investments at the address indicated above.

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  State of Incorporation: New York

           The Jessica L. Haber Trust
          ----------------------------

                    (a)&(b) The Jessica L. Haber Trust, 65 the Oaks, Roslyn
                         Estates, NY 11576.

                    (c)  Family Trust

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  New York

           Michela I. Haber
          ------------------

                    (a)&(b) Michela I Haber, 65 the Oaks, Roslyn Estates,
                         N.Y.11576.

                    (c) Michela I. Haber's occupation is as a Journalist. She is acting as Trustee for her daughter's Trust. Her husband is Bruce J. Haber.

                    (d)  Not applicable

                    (e)  Not applicable

                    (f)  U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

     Incorporated by reference is Item 3 of the previously filed Schedule 13D for the reporting persons. On June 1, 2005, in exchange for certain loan guarantees of the Company's indebtedness, Bruce J. Haber received 89,500 post-split shares of the Company's Common Stock.

Item 4. Purpose of Transactions

     Incorporated by reference is Item 4 of the previously filed Schedule 13D for the reporting persons.

Item 5. Interest in Securities of the Issuer

     (a) (b) As of June 1, 2005, the Issuer has 5,005,530 shares issued and outstanding. Of the 5,005,530 shares outstanding, 1,099,746 shares or 22.0% of the outstanding shares of the Issuer's common stock may be deemed to be beneficially owned by Bruce J. Haber, Michela I. Haber, as trustee and spouse of Bruce J. Haber and the Jessica L. Haber Trust. They have the shared power to vote and dispose of such 1,099,746 shares. Of the 1,099,746 shares, the Jessica L. Haber Trust directly owns 199,186 shares which Mr. Haber's wife, Michela I. Haber, is trustee and the 900,560 remaining shares are directly owned by Mr. Haber. Mr. Haber disclaims beneficial ownership of these 199,186 shares held by his daughter's trust.

     (c) Reference is made to the description of transactions described herein in Item 3 and 4 above.

     (d)  Not Applicable.

     (e) BJH Management, LLC does not own any Common Stock of the Issuer and will no longer be a reporting person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     Reference is made to the description of contracts and transactions described in Item 4.

Item 7. Materials to be filed as Exhibits

     a) Stock Issuance Agreement with BJH Management, LLC dated December 30, 2002. (1)
     b)   Employment Agreement. (1)
     c) February 12, 2003 Amendment to Stock Issuance Agreement to correct a typographical error.(2)
     d)   Amendment to Employment Agreement. (3)
         ----------
     (1) Incorporated by reference to Schedule 13D filed with the SEC on January 8, 2003.
     (2) Incorporated by reference to Schedule 13D filed with the SEC on March 3, 2003.
     (3) Incorporated by reference to the Issuer's Form 8-K (date of earliest event June 1, 2005) filed with the SEC.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2005

Reporting Person:          Bruce J. Haber

Signature:                 /s/ Bruce J. Haber
                               --------------
                               Bruce J. Haber


Reporting Person:          BJH Management, LLC


                    By:    /s/ Bruce J. Haber
                               --------------
                               Bruce J. Haber, President


Reporting Person:          The Jessica L. Haber Trust


Signature:                 /s/ Michela I. Haber, Trustee
                               -------------------------
                               Michela I. Haber as Trustee
                               for The Jessica L. Haber Trust


Reporting Person:              Michela I. Haber



Signature:                 /s/ Michela I. Haber
                               ----------------
                               Michela I. Haber